Exhibit 12
WHITE MOUNTAINS INSURANCE GROUP, LTD.
Statement Re Computation of Ratio of Earnings to Fixed Charges
($ in millions except ratios)

	Year Ended
	2016 (1)	2015	2014 (2)	2013	2012
Consolidated pre-tax income (loss) from continuing operations before equity in earnings of affiliates, accounting changes and extraordinary items	$(40.4)	$157.3	$(29.4)	$158.6	$97.9
Interest expense on debt	16.1	14.6	14.2	16.2	18.6
Interest portion of rental expense	4.7	4.7	4.3	5.3	6.1
Earnings (loss)	$(19.6)	$176.6	$(10.9)	$180.1	$122.6
Interest expense on debt	$16.1	$14.6	$14.2	$16.2	$18.6
Interest portion of rental expense	4.7	4.7	4.3	5.3	6.1
Fixed charges	$20.8	$19.3	$18.5	$21.5	$24.7
Ratio of earnings to fixed charges	—	9.2	—	8.4	5.0
(1) Earnings were inadequate to cover fixed charges by $40.4 for the year ended December 31, 2016.
(2) Earnings were inadequate to cover fixed charges by $29.4 for the year ended December 31, 2014.